January 21, 2014

Via Edgar Transmission

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Arno Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
Filed December 27, 2013
File No. 333-193115

Dear Mr. Riedler:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 6, 2014 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced registration statement (the “Registration Statement”). Enclosed herewith for filing via Edgar is the Company’s Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath it.

1.	Please amend your registration statement to include the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2013. For additional information, please refer to Compliance & Disclosure Interpretation 117.05 of the Regulation S-K Compliance & Disclosure Interpretations.

Response: The Company has updated its disclosure to reflect the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2013.

* * *

Jeffrey P. Riedler

January 21, 2014

Please contact the undersigned at (612) 492-7369 if you have any questions with respect to the responses contained in this letter or the Registration Statement.

Sincerely,

/s/ Christopher J. Melsha

Christopher J. Melsha
Attorney
Direct Dial: 612.492.7369
Email: cmelsha@fredlaw.com

cc:	Ms. Amy Reischauer, Esq.
Mr. Glenn R. Mattes